Mail Stop 6010

      May 5, 2006

Via Facsimile and U.S. Mail

Mr. Jeffrey F. O`Donnell
Chief Executive Officer
PhotoMedex, Inc.
147 Keystone Drive
Montgomerysville, PA   18936


	Re:	PhotoMedex, Inc.
		Form 10-K for the year ended December 31, 2005
Filed March 16, 2006
      File No. 0-11635


Dear Mr. O`Donnell:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2005

Management`s Discussion and Analysis, page 37

Critical Accounting Policies - Revenue Recognition, page 40

1. We note your disclosures regarding the change in estimate for unused treatments. We note that beginning in the fourth quarter of
2004, you estimate the amount of unused treatments to include all sales of treatment codes made within the last two weeks of the period. Further, you state that had you applied the approach used in
2003 to estimating unused treatments, your revenues would have been decreased by $271,000 for the year ended December 31, 2004.
Please
tell us and revise future filings to explain why recognizing 50% of the sales of treatment codes made within the last two weeks of the period would have resulted in a decrease to your 2004 revenues. Please note this comment also applies to Note 1 of your consolidated financial statements.


Liquidity and Capital Resources, page 54

2. We note your disclosures on pages 64-66 and F-25 regarding certain employment agreements. Please revise your table of contractual obligations in future filings to include disclosure of amounts under these agreements.


Consolidated Statements of Cash Flows, page F-8

3. Please tell us and revise future filings to disclose why you present cash outflows in 2004 and 2005 on the line "proceeds from issuance of common stock, net." Please also tell us what these amounts are net of. Finally, tell us why you believe it is appropriate to present this information on a net basis. Refer to paragraphs 11-13 of SFAS 95.


Note 2 - Acquisitions, page F-17

ProCyte Transaction, page F-17

4. We note your acquisition of ProCyte Corporation on March 18,
2005
for $27.5 million. We further note that as a result of this acquisition, you recorded goodwill of $13.4 million, which represents a substantial portion of total assets as of December 31, 2005. Please tell us and revise future filings to disclose the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that resulted in recognition of
$13.4million of goodwill.  Refer to paragraph 51(b) of SFAS 141.



*    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact David Burton, Staff Accountant, at (202)
551-
3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Michele
Gohlke,
Branch Chief, at (202) 551-3327.

							Sincerely,


      Kevin L. Vaughn
					  		Reviewing Accountant

Mr. Jeffrey F. O'Donnell
PhotoMedex, Inc.
May 5, 2006
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